SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 1, 2002

MAXXAM INC.

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 5. Other Events and Regulation FD Disclosure

Reference is made to the Form 10-K of MAXXAM Inc. (the "Company") for the fiscal year ended December 31, 2001 (the "Form 10-K") and Form 10-Q for the quarter ended June 30, 2002 (the "Form 10-Q"). Capitalized terms used but not defined herein have the same meaning assigned to them in the Form 10-K and the Form 10-Q. With respect to the *EPIC-SYP/Permits lawsuit* described in Item 3 of the Form 10-K, on September 27, 2002, the Court issued an order which, among other things, denied Pacific Lumber's motion to vacate an indefinite stay which had been issued preventing reliance on the SYP and the related California incidental take permit (the "Order"). The Court also assigned a trial date of January 21, 2003, and noted that a period extending to July 2003 might be required for the entry of a decision.

Pacific Lumber, CDF and the California Department of Fish and Game subsequently furnished the Court with the letter attached hereto as Exhibit 99.1, relating their understanding of certain aspects of the Order, including that Pacific Lumber was able to continue operations in respect of previously approved THPs. Pacific Lumber believes that the Order prevents future approval of pending or newly-submitted THPs in reliance on the SYP, and that future approvals would therefore have to be obtained by demonstrating sustained yield compliance pursuant to other California forest practice rules. Pacific Lumber is in the process of evaluating the alternatives available to it. Until it has completed this evaluation, Pacific Lumber will not be in a position to fully assess the potential impact of the Order, but currently believes that due to, among other things, its volume of previously approved THPs and other factors, the Order should not have a significantly adverse effect.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: October 4, 2002   By: /s/ Bernard L. Birkel
                                                Bernard L. Birkel
                                      Secretary and Senior Assistant General Counsel


EXHIBIT INDEX


Exhibit 99.1: Letter dated October 1, 2002

October 1, 2002

The Honorable John J. Golden

Dear Judge Golden:

In light of the Court's statements at page 3, lines 11 through 23 of its September 27 "Order Re Motions to Vacate Stay" (which references the Declaration of Jared Carter), it is our understanding that the Order does not have the purpose or effect of enjoining timber operations that are authorized by Timber Harvesting Plans ("THPs") that were previously approved by CDF prior to issuance of the August 29 Stay Order. We base this understanding on the Court's statement that

> This relief is expected to result from allowing prosecution of the pending THPs, so as to allow real parties to complete their harvesting plans for the year 2002 (see Carter declaration, paragraph 9) and have a profitable year (see Carter declaration, paragraph 14) while preparing new THPs and streambed alteration proposals for submission on criteria that apply generally (see Carter declaration, paragraphs 7 and 8) during wet or winter months when most harvesting does not occur (see Carter declaration, paragraph 9).

Order at 3:17-23 (emphasis added).

Paragraph 9 of the Carter Declaration explained that "[t]he Company does not now have enough approved plans to complete the harvesting anticipated in its business plan for the year 2002." Likewise, at paragraph 14, Mr. Carter testified that "[I]f the Company can meet its THPs for this year, it is most likely to have a profitable year and provide stable, reliable service to its customers, pay its substantial annual bonded indebtedness of over $60 million, and provide steady and reliable employment for its employees." (Emphasis added.)

As explained at paragraph 7 of the Carter Declaration (and confirmed during the hearing on the Motion to Vacate), "[a]t the present time, the Company's timber harvesting operations are being conducted on timber harvest plans that were approved consistently with the sustained yield plan, the programmatic 1603 permit, and the State's incidental take permit ("ITP"). Expenses have been incurred in good faith on the basis of the approval of those plans, and operations are continuing on those plans pursuant to section 4583 of the Forest Practice Act and general rules of constitutional law protecting vested rights." In other words, Real Parties have a number of already-approved THPs pursuant to which operations were commenced and substantially completed prior to issuance of the August 29 Stay Order. Continued operations under these approved THPs were and are a part of Real Parties' harvesting plans for 2002, and are essential (along with the 6 THPs identified at paragraph 9 of the Carter Declaration) for Real Parties' attainment of the 178 million board feet harvest level identified by Mr. Carter.

In consideration of the Court's "recognition that important natural resources might be in jeopardy while the matter was proceeding to a conclusion" (see Order at 2:13-15), it is our understanding that the Habitat Conservation Plan's conservation measures associated with these THPs, including monitoring and enforcement of them, also are not enjoined.

We are proceeding, in good faith, based upon the above understanding.

By: /s/ Robert E. Manne
       Robert E. Manne
       President and CEO, The Pacific Lumber Company

By: /s/ Robert C. Hight
       Robert C. Hight
       Director, California Department of Fish and Game

By: /s/ Ross D. Johnson
       Ross D. Johnson
       Deputy Director, California Department of
       Forestry and Fire Protection